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                                                                                                    SEC file #: 01-06865
                                                     UNITED STATES                                  CUSIP #98138R109
                                           SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549


                                                      FORM 12b-25


                                             NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR



     For Period Ended: June 30, 2000

     [X] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: __________________________________________

[Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not applicable.
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PART I -- REGISTRANT INFORMATION


WORKSAFE INDUSTRIES INC.
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Full Name of Registrant


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Former Name if Applicable


130 West 10th Street
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Address of Principal Executive Office (Street and Number)


Huntington Station, New York  11746
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City, State and Zip Code
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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on form 10-K, form 20-F, form 11-K, form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
  |X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notificatio

    Arthur Wasserspring  (631)          427-1802
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           (Name)        (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The registrant is experiencing a delay in finalizing its year-end results due to a significant difference in its ending inventory valuation as compared to its General Ledger balance. This difference is estimated to be between $1.5 and $1.75 million, which will approximate the difference in results from continuing operations for fiscal 2000 as compared to fiscal 1999.

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WORKSAFE INDUSTRIES
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2000      By: /s/ Arthur Wasserspring
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                              Arthur Wasserspring, Chief Financial Officer